NEVSUN RESOURCES LTD.

Summary of Common Shares

The authorized capital of the Company consists of 250,000,000 common shares without par value.  The common shares of the Company are represented by a form of share certificate approved by the Board of Directors and acceptable to any stock exchange where the Company’s common shares are listed.

The holders of common shares are entitled to one vote for each share held and are entitled to receive pro rata such dividends as may be declared by the Board of Directors out of funds legally available therefor and to receive pro rata the remaining property of the Company upon dissolution.

There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund.

There are no restrictions on transferability.